UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Form 10-k

PART I   -   REGISTRANT INFORMATION

Full Name of Registrant:

     Lawrence Insurance Group, Inc.

Address of Principal Executive Office:

     500 Fifth Avenue

City, State and Zip Code:

     New York, New York   10110


PART III   -   NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

     The audit of the consolidated financial statements of Lawrence Insurance Group, Inc. for the year ended December 31, 1995 will not be completed by the due date of the 1995 Form 10-K by our independent accountants, Coopers & Lybrand, L.L.P. due to certain data not being available under an insurance pooling agreement.


PART IV   -   OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     F. Herbert Brantlinger   (518) 464-9200

(2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30
of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     Yes
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     Yes

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Form 10-K for 1994 showed a net loss of $7.1 million. It is anticipated that as a result of the liquidation of United
Community Insurance Company, Lawrence Insurance Group, Inc. will record a significant extraordinary gain. Net income, including this gain, could approximate $40 million.






     Lawrence Insurance Group, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   April 1, 1996

                              By   F. Herbert Brantlinger

COOPERS & LYBRAND
State Street Centre
80 State Street
Albany, NY   12207-2591



April 1, 1996



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.   20549

Ladies and Gentlemen:

We have read the statement made by Lawrence Insurance Group, Inc.
included in Form 12b-25, Part III, for the year ended December
31, 1995. We agree with the statements concerning our Firm in such Form.

Very truly yours,

COOPERS & LYBRAND, L.L.P.